UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41085

FRONTIER NUCLEAR AND MINERALS INC.
(Translation of registrant's name into English)

360 Main St., 30th Floor
Winnipeg, Manitoba R3C 4G1 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F  ☐ Form 40-F

CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

(a) Dismissal of Certifying Accountant

Effective Augst 24, 2026, De Visser Gray LLP ("DVG") resigned as the independent registered public accounting firm of Frontier Nuclear and Minerals Inc. (the "Company" or the "Registrant"). The resignation was discussed by management with DVG and was recommended to the Company's Board of Directors (the "Board") and was approved by the Board on August 24, 2026.

DVG was initially engaged by the Company on May 3, 2021, and provided audit services and issued audit reports on the Company's financial statements up to the fiscal year ended June 30, 2025.

The reports of DVG on the financial statements of the Company for the fiscal years ended June 30, 2025 and 2024 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

For the fiscal years ended June 30, 2025 and 2024, and the subsequent interim period through August 24, 2026, (i) there were no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between the Company and DVG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of DVG, would have caused DVG to make reference to the subject matter of such disagreement in connection with their reports on the Company's consolidated financial statements for the applicable period, and (ii) there were no "reportable events" (as described in Item 16F(a)(1)(v) of Form 20-F).

The Company provided DVG with a copy of the foregoing disclosure and requested DVG to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not DVG agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of DVG's letter dated August 28, 2026 is attached hereto as Exhibit 16.1 and is hereby incorporated herein by reference.

(b) Engagement of New Certifying Accountant

On August 24, 2026, the Company engaged MNP LLP ("MNP") as its independent registered public accounting firm for the fiscal year ended June 30, 2026. The engagement was approved by the Audit Committee and the Board on August 24, 2026.

During the years ended June 30, 2025 and 2024 and the subsequent interim period through August 24, 2026, neither the Company nor anyone acting on the Company's behalf, consulted with MNP regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and no written report was provided to the Company or oral advice was provided that MNP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or any "reportable event" (as described in Item 16F(a)(1)(v) of Form 20-F).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTIER NUCLEAR AND MINERALS INC.
(Registrant)

Date: August 28, 2026	By	/s/ Kyle Nazareth
Kyle Nazareth
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

16.1	Letter of De Visser Gray LLP, dated August 28, 2026, regarding change in independent registered public accounting firm